Exhibit 1.1

Consolidated Balance Sheets

(condensed and unaudited)

As at ($ millions)	June 30, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents (note 18)	$783.8	$27.3
Accounts receivable, net of allowances	262.9	382.9
Inventory (note 5)	178.2	201.1
Restricted cash holdings from customers (note 18)	4.0	8.9
Regulatory assets	1.5	1.1
Risk management assets (note 12)	26.5	38.6
Prepaid expenses and other current assets	26.8	36.0
Assets held for sale (note 4)	—	6.0
	1,283.7	701.9

Property, plant and equipment	6,883.6	6,689.8
Intangible assets	585.8	588.8
Goodwill (note 6)	844.4	817.3
Regulatory assets	333.5	328.6
Risk management assets (note 12)	13.9	15.9
Deferred income taxes	2.8	2.8
Restricted cash holdings from customers (note 18)	5.9	7.5
Long-term investments and other assets (note 7)	330.4	312.6
Investments accounted for by the equity method	592.1	567.0
	$10,876.1	$10,032.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$389.3	$415.3
Dividends payable	33.0	32.0
Short-term debt	—	46.8
Current portion of long-term debt (notes 9 and 12)	214.1	188.9
Customer deposits	20.9	30.8
Regulatory liabilities	22.6	10.9
Risk management liabilities (note 12)	65.1	57.6
Other current liabilities	24.0	32.6
Liabilities associated with assets held for sale (note 4)	—	0.3
	769.0	815.2

Long-term debt (notes 9 and 12)	3,249.0	3,436.5
Asset retirement obligations	90.7	88.3
Deferred income taxes	601.8	444.2
Regulatory liabilities	280.4	268.6
Risk management liabilities (note 12)	9.0	13.8
Other long-term liabilities	208.4	201.9
Future employee obligations	123.1	124.5
	$5,331.4	$5,393.0

As at ($ millions)	June 30, 2018	December 31, 2017
Shareholders’ equity
Common shares, no par values, unlimited shares authorized; 2018 - 180.7 million and 2017 - 175.3 million issued and outstanding (note 13)	$4,142.9	$4,007.9
Preferred shares (note 13)	1,277.7	1,277.7
Contributed surplus	357.9	22.3
Accumulated deficit	(1,085.7)	(933.6)
Accumulated other comprehensive income (AOCI) (note 10)	342.4	199.1
Total shareholders’ equity	5,035.2	4,573.4
Non-controlling interests	509.5	65.8
Total equity	5,544.7	4,639.2
	$10,876.1	$10,032.2

Variable interest entities (note 8).

Commitments, contingencies and guarantees (note 15).

Subsequent events (note 21).

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income

(condensed and unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except per share amounts)	2018	2017	2018	2017

REVENUE (note 11)	$609.8	$538.8	$1,488.2	$1,310.0

EXPENSES
Cost of sales, exclusive of items shown separately	324.7	271.3	862.6	705.5
Operating and administrative	146.3	136.0	287.1	295.7
Accretion expenses	2.7	2.7	5.5	5.5
Depreciation and amortization	72.9	70.7	145.5	142.1
Provisions on assets	—	1.3	—	1.3
	546.6	482.0	1,300.7	1,150.1

Income from equity investments	2.7	3.0	12.8	17.1
Other loss	(1.3)	(2.7)	(6.6)	(5.2)
Foreign exchange gains	0.6	1.1	0.6	1.4
Interest expense
Short-term debt	(0.4)	(0.8)	(1.2)	(1.7)
Long-term debt	(42.5)	(40.0)	(84.9)	(85.3)
Income before income taxes	22.3	17.4	108.2	86.2
Income tax expense (recovery) (note 17)
Current	9.8	10.3	22.5	21.6
Deferred	(7.6)	(2.7)	(1.9)	7.2
Net income after taxes	20.1	9.8	87.6	57.4

Net income applicable to non-controlling interests	2.3	1.9	4.6	4.2
Net income applicable to controlling interests	17.8	7.9	83.0	53.2
Preferred share dividends	(16.4)	(15.9)	(32.8)	(29.5)
Net income (loss) applicable to common shares	$1.4	$(8.0)	$50.2	$23.7

Net income (loss) per common share (note 14)
Basic	$0.01	$(0.05)	$0.28	$0.14
Diluted	$0.01	$(0.05)	$0.28	$0.14

Weighted average number of common shares outstanding (millions) (note 14)
Basic	179.3	169.9	177.9	168.9
Diluted	179.4	169.9	178.1	169.2

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(condensed and unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017
Net income after taxes	$20.1	$9.8	$87.6	$57.4
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation	58.3	(70.1)	131.5	(94.3)
Unrealized gain on net investment hedge (note 12)	—	5.5	—	6.8
Reclassification of actuarial gains and prior service costs on defined benefit (DB) and post-retirement benefit plans (PRB) to net income (note 16)	0.1	0.2	0.3	0.4
Settlement of PRB plan	—	0.2	—	0.2
Curtailment of DB and PRB plan	2.7	—	2.7	—
Unrealized loss on available-for-sale assets	—	(0.1)	—	(17.5)
Adoption of ASU 2016-01 (note 2)	—	—	7.1	—
Other comprehensive income (loss) from equity investees	0.4	0.1	1.7	(1.1)
Total other comprehensive income (loss) (OCI), net of taxes (note 10)	61.5	(64.2)	143.3	(105.5)
Comprehensive income (loss) attributable to controlling interests and non-controlling interests, net of taxes	$81.6	$(54.4)	$230.9	$(48.1)

Comprehensive income (loss) attributable to:
Non-controlling interests	$2.3	$1.9	$4.6	$4.2
Controlling interests	79.3	(56.3)	226.3	(52.3)
	$81.6	$(54.4)	$230.9	$(48.1)

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Equity

(condensed and unaudited)

Six months ended June 30 ($ millions)	2018	2017

Balance, beginning of period	$4,007.9	$3,773.4
Shares issued for cash on exercise of options	1.1	3.7
Shares issued under DRIP (1)	133.9	117.4
Balance, end of period	$4,142.9	$3,894.5
Preferred shares (note 13)
Balance, beginning of period	$1,277.7	$985.1
Series K Issued	—	293.4
Deferred taxes on share issuance costs	—	1.9
Balance, end of period	$1,277.7	$1,280.4
Contributed surplus
Balance, beginning of period	$22.3	$17.4
Share options expense	0.5	0.7
Exercise of share options	(0.1)	(0.3)
Adoption of ASU No. 2016-09	—	1.1
Sale of non-controlling interest (notes 4 and 8)	335.2	3.0
Balance, end of period	$357.9	$21.9
Accumulated deficit
Balance, beginning of period	$(933.6)	$(600.4)
Net income applicable to controlling interests	83.0	53.2
Common share dividends	(195.2)	(177.7)
Preferred share dividends	(32.8)	(29.5)
Adoption of ASU No. 2016-09	—	(1.1)
Adoption of ASU No. 2016-01 (note 2)	(7.1)	—
Balance, end of period	$(1,085.7)	$(755.5)
AOCI (note 10)
Balance, beginning of period	$199.1	$405.1
Other comprehensive income (loss)	143.3	(105.5)
Balance, end of period	$342.4	$299.6
Total shareholders’ equity	$5,035.2	$4,740.9

Non-controlling interests
Balance, beginning of period	$65.8	$34.8
Net income applicable to non-controlling interests	4.6	4.2
Sale of non-controlling interest (notes 4 and 8)	420.4	20.0
Contributions from non-controlling interests to subsidiaries	23.2	—
Distributions by subsidiaries to non-controlling interests	(4.5)	(4.5)
Balance, end of period	509.5	54.5
Total equity	$5,544.7	$4,795.4

(1)         Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan.

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(condensed and unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2018	2017	2018	2017
Cash from operations
Net income after taxes	$20.1	$9.8	$87.6	$57.4
Items not involving cash:
Depreciation and amortization	72.9	70.7	145.5	142.1
Provisions on assets	—	1.3	—	1.3
Accretion expenses	2.7	2.7	5.5	5.5
Share-based compensation	0.2	0.4	0.5	0.7
Deferred income tax expense (note 17)	(7.6)	(2.7)	(1.9)	7.2
Losses (gains) on sale of assets (note 4)	0.1	(0.8)	(1.2)	2.6
Income from equity investments	(2.7)	(3.0)	(12.8)	(17.1)
Unrealized losses (gains) on risk management contracts (note 12)	(21.9)	22.2	(22.5)	21.2
Realized loss on expiry of foreign exchange options (note 12)	36.0	—	36.0	—
Losses on investments	5.4	7.2	14.8	7.7
Amortization of deferred financing costs	3.2	3.8	6.3	10.6
Other	(0.4)	(3.0)	(0.2)	(2.3)
Asset retirement obligations settled	(0.9)	(1.5)	(1.6)	(2.7)
Distributions from equity investments	5.8	7.0	12.5	13.6
Changes in operating assets and liabilities (note 18)	34.0	(11.9)	67.8	54.5
	$146.9	$102.2	$336.3	$302.3
Investing activities
Acquisition of property, plant and equipment	(112.9)	(93.1)	(195.2)	(179.4)
Acquisition of intangible assets	(3.1)	(2.6)	(4.7)	(4.7)
Acquisition of investment in a publicly traded entity	—	(7.0)	—	(7.0)
Contributions to equity investments	—	—	(19.4)	(14.3)
Loan to affiliate, net of repayment	—	(12.5)	—	(5.0)
Proceeds from disposition of investment	7.9	—	13.1	—
Payment for derivative contracts	—	(15.0)	—	(36.0)
Proceeds from disposition of assets, net of transaction costs (note 4)	0.9	1.2	10.0	70.2
	$(107.2)	$(129.0)	$(196.2)	$(176.2)
Financing activities
Net repayment of short-term debt	(5.5)	(1.8)	(48.4)	(124.5)
Issuance of long-term debt, net of debt issuance costs	7.6	182.3	7.3	195.8
Repayment of long-term debt	(0.6)	(407.6)	(205.7)	(633.8)
Net issuance (repayment) of bankers’ acceptances	(239.9)	404.5	8.3	343.6
Dividends - common shares	(97.9)	(89.0)	(194.2)	(177.0)
Dividends - preferred shares	(16.4)	(17.4)	(32.8)	(29.5)
Distributions to non-controlling interest	(3.0)	(3.1)	(4.5)	(4.5)
Contributions from non-controlling interests	8.7	—	23.2	—
Net proceeds from shares issued on exercise of options	0.5	0.1	1.0	3.4
Net proceeds from issuance of common shares	68.0	59.0	133.9	117.4
Net proceeds from issuance of preferred shares	—	(0.2)	—	293.4
Net proceeds from sale of non-controlling interest (notes 4 and 8)	921.0	24.1	921.0	24.1
Other	(0.2)	(1.1)	(0.5)	(1.4)
	$642.3	$149.8	$608.6	$7.0
Change in cash, cash equivalents and restricted cash	682.0	123.0	748.7	133.1
Effect of exchange rate changes on cash, cash equivalents and restricted cash	0.6	0.4	1.3	0.6
Cash, cash equivalents, and restricted cash beginning of period	111.1	44.4	43.7	34.1
Cash, cash equivalents, and restricted cash end of period (note 18)	$793.7	$167.8	$793.7	$167.8

See accompanying notes to the Consolidated Financial Statements.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

(Tabular amounts and amounts in footnotes to tables are in millions of Canadian dollars unless otherwise indicated.)

1.   ORGANIZATION AND OVERVIEW OF THE BUSINESS

The businesses of AltaGas Ltd. (AltaGas or the Corporation) are operated by AltaGas and a number of its subsidiaries including, without limitation, AltaGas Services (U.S.) Inc.; in regards to the gas business, AltaGas Extraction and Transmission Limited Partnership, AltaGas Pipeline Partnership, AltaGas Processing Partnership, AltaGas Northwest Processing Limited Partnership and Harmattan Gas Processing Limited Partnership; in regards to the power business, Coast Mountain Hydro Limited Partnership, Blythe Energy Inc. (Blythe), and AltaGas San Joaquin Energy Inc.; and, in regards to the utility business, AltaGas Utilities Inc. (AUI), Heritage Gas Limited (Heritage Gas), Pacific Northern Gas Ltd. (PNG), and SEMCO Energy, Inc. (SEMCO). SEMCO conducts its Michigan natural gas distribution business under the name SEMCO Energy Gas Company (SEMCO Gas) and its Alaska natural gas distribution business under the name ENSTAR Natural Gas Company (ENSTAR).

Effective upon close of the acquisition of WGL Holdings, Inc. (the WGL Acquisition) on July 6, 2018, AltaGas’ subsidiaries also include: in regards to the gas business, WGL Midstream, Inc. (WGL Midstream) and the retail gas marketing business of WGL Energy Services, Inc.; in regards to the power business, WGSW Inc., WGL Energy Systems, Inc., and the retail power marketing business of WGL Energy Services, Inc.; and, in regards to the utility business, Washington Gas Light Company and Hampshire Gas Company.

AltaGas, a Canadian corporation, is a leading North American clean energy infrastructure company with strong growth opportunities and a focus on owning and operating assets to provide clean and affordable energy to its customers. The Corporation’s long-term strategy is to grow in attractive areas and maintain a long-term, balanced mix of energy infrastructure assets across its Gas, Power and Utility business segments. AltaGas’ business strategy is underpinned by the growing demand for clean energy with natural gas as a key fuel source. AltaGas has three business segments:

•                  Gas, which transacts more than 3 Bcf/d of natural gas and includes natural gas gathering and processing, natural gas liquids (NGL) extraction and fractionation, transmission, storage, natural gas and NGL marketing, the Corporation’s 50 percent interest in AltaGas Idemitsu Joint Venture Limited Partnership (AIJVLP), an indirectly held one-third ownership investment in Petrogas Energy Corp. (Petrogas), through which AltaGas’ interest in the Ferndale Terminal is held, an interest in four regulated pipelines in the Marcellus/Utica gas formation in northeast United States and WGL’s retail gas marketing business;

•                  Power, which, subsequent to the WGL Acquisition includes 2,033 MW of gross capacity from natural gas-fired, hydro, wind, biomass, solar, other distributed generation and energy storage assets located in 20 provinces and states across North America. The Power business will also include energy efficiency contracting and WGL’s retail power marketing business; and

•                  Utilities, which, subsequent to the WGL Acquisition serves almost 1.8 million customers with a rate base of approximately $5 billion through ownership of regulated natural gas distribution utilities across 8 jurisdictions in North America, and a regulated natural gas storage utility in the United States, delivering clean and affordable natural gas to homes and businesses. The Utilities business also includes storage facilities and contracts for interstate natural gas transportation and storage services, delivering clean and affordable natural gas to homes and businesses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These unaudited condensed interim Consolidated Financial Statements have been prepared by management in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). As a result, these unaudited condensed interim

Consolidated Financial Statements do not include all of the information and disclosures required in the annual Consolidated Financial Statements and should be read in conjunction with the Corporation’s 2017 annual audited Consolidated Financial Statements prepared in accordance with U.S. GAAP. In management’s opinion, these unaudited condensed interim Consolidated Financial Statements include all adjustments that are of a recurring nature and necessary to present fairly the financial position of the Corporation.

Pursuant to National Instrument 52-107, “Acceptable Accounting Principles and Auditing Standards” (NI 52-107), financial statements of an “SEC issuer” may be prepared in accordance with U.S. GAAP. On July 13, 2018, AltaGas filed a final short form base shelf prospectus in Alberta and a corresponding registration statement on Form F-10 in the United States, by virtue of which AltaGas is now required to file reports under section 15(d) of the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission. As a result, AltaGas became an SEC issuer at such time and is now entitled to prepare its financial statements in accordance with U.S. GAAP.

PRINCIPLES OF CONSOLIDATION

These unaudited condensed interim Consolidated Financial Statements of AltaGas include the accounts of the Corporation, its subsidiaries, variable interest entities (VIEs) for which the Corporation is the primary beneficiary, and its interest in various partnerships and joint ventures where AltaGas has an undivided interest in the assets and liabilities. Investments in unconsolidated companies that AltaGas has significant influence over, but not control, are accounted for using the equity method.

All intercompany balances and transactions are eliminated on consolidation. Where there is a party with a non-controlling interest in a subsidiary that AltaGas controls, that non-controlling interest is reflected as “Non-controlling interests” in the Consolidated Financial Statements. The non-controlling interests in net income (or loss) of consolidated subsidiaries are shown as an allocation of the consolidated net income and are presented separately in “Net income applicable to non-controlling interests”.

USE OF ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of Consolidated Financial Statements in accordance with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period. Key areas where Management has made complex or subjective judgments, when matters are inherently uncertain, include but are not limited to: determining the nature and timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations for revenue recognition; depreciation and amortization rates, fair value of asset retirement obligations, fair value of property, plant and equipment and goodwill for impairment assessments, fair value of financial instruments, provisions for income taxes, assumptions used to measure employee future benefits, provisions for contingencies, and carrying value of regulatory assets and liabilities. Certain estimates are necessary for the regulatory environment in which AltaGas’ subsidiaries or affiliates operate, which often require amounts to be recorded at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

SIGNIFICANT ACCOUNTING POLICIES

Except as noted below, these unaudited condensed interim Consolidated Financial Statements have been prepared following the same accounting policies and methods as those used in preparing the Corporation’s 2017 annual audited Consolidated Financial Statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2018, AltaGas adopted the following Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU):

•                  ASU No. 2014-09 “Revenue from Contracts with Customers” and all related amendments (collectively “ASC 606”).  AltaGas adopted ASC 606 using the modified retrospective method to contracts that have not been completed as at January 1, 2018. Under the modified retrospective method, the comparative information is not adjusted. The adoption of ASC 606 impacted the timing of revenue recognition in relation to contracts with take-or-pay or minimum volume commitments whereby the customers have make up rights for deficiency quantities. However, on adoption, no cumulative adjustments to opening retained earnings were required for this change in revenue recognition pattern as none of the customers had material deficiency quantities. Please also refer to Note 11 for further details. AltaGas does not expect the application of ASC 606 to have a material impact on its consolidated financial statements in 2018;

•                  ASU No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” which revised an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amended certain disclosure requirements associated with the fair value of financial instruments. Upon adoption, AltaGas reclassified its equity securities with readily determinable fair values from available-for-sale to held for trading. Changes in fair value for equity securities with readily determinable fair values are now recognized through earnings instead of other comprehensive income. As a result, a cumulative-effect adjustment to retained earnings of approximately $7 million was recognized as at January 1, 2018. The remaining provisions of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2016-15 “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. The amendments in this ASU clarified the classification of certain cash flow transactions on the statement of cash flow. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2016-16 “Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory”. The amendments in this ASU revised the accounting for income tax consequences on intra-entity transfers of assets by requiring an entity to recognize current and deferred tax on intra-entity transfers of assets other than inventory when the transfer occurs. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2016-18 “Statement of Cash Flows: Restricted Cash”. The amendments in this ASU required those amounts deemed to be restricted cash and restricted cash equivalents to be included in the cash and cash equivalents balance on the statement of cash flows. The change in presentation of the restricted cash balance on the statement of cash flows was applied on a retrospective basis;

•                  ASU No. 2017-01 “Business Combinations: Clarifying the Definition of a Business”. The amendments in this ASU changed the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. AltaGas will apply the amendments to this ASU prospectively;

•                  ASU No. 2017-04 “Intangibles — Goodwill and Other: Simplifying the Test for Goodwill Impairment”. The amendments in this ASU removed Step 2 of the goodwill impairment test, eliminating the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. AltaGas early adopted this ASU. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2017-05 “Other Income — Gains and Losses from the De-recognition of Nonfinancial Assets: Clarifying the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”. The amendments in this ASU clarified the scope of ASC 610-20 as well as the accounting for partial sales of nonfinancial assets. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2017-07 “Compensation — Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendments in this ASU revised the presentation of net periodic pension cost and net periodic postretirement benefit cost on the income statement and limited the components that are eligible for capitalization in assets to only the service cost component. AltaGas applied the change in presentation of the current service cost and other components of net benefit cost on the income statement retrospectively. As a result, $0.4 million and $0.8 million of net benefit cost associated with other components were reclassified from the line item “Operating and administrative” to “Other loss” on the Consolidated Statement of Income for the three and six months ended June 30, 2017. AltaGas applied the change related to the capitalization of the service cost prospectively. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2017-09 “Compensation — Stock Compensation: Scope of Modifications Accounting”. The amendments in this ASU provided guidance on the types of changes to the terms or conditions of share-based payment arrangements to which an entity would be required to apply modification accounting. The guidance was applied prospectively and did not have a material impact on AltaGas’ consolidated financial statements;

•                  ASU No. 2017-12 “Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities”. The amendments in this ASU improved the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and made certain targeted improvements to simplify the application of hedge accounting. AltaGas early adopted this ASU. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements; and

•                  ASU No. 2018-03 “Technical Corrections and Improvements to Financial Instruments — Overall”. The amendments in this ASU clarified certain aspects of the guidance issued in ASU No. 2016-01. AltaGas early adopted this ASU. The adoption of this ASU did not have a material impact on AltaGas’ consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING PRINCIPLES

In February 2016, FASB issued ASU No. 2016-02 “Leases”, which requires lessees to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with lease terms greater than 12 months. Lessor accounting remains substantially unchanged, however, the ASU modifies what qualifies as a sales-type and direct financing lease and eliminates the real estate-specific provisions included in ASC 840. The ASU also requires additional disclosures regarding leasing arrangements. In January 2018, FASB issued ASU No. 2018-01 “Land Easement Practical Expedient for Transition to Topic 842” providing entities with an optional election not to evaluate existing and expired land easements not previously accounted for as leases under ASC 840 using the provisions of ASC 842. The amendments to the new leases standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. AltaGas is currently performing a scoping exercise by gathering a complete inventory of lease contracts in order to evaluate the impact of adopting ASC 842 on its consolidated financial statements, but expects that the new standard will have an impact on the Corporation’s balance sheet as all operating leases will need to be reflected on the balance sheet upon adoption. In addition, AltaGas currently expects to utilize the transition practical expedients which allow entities to not have to reassess whether an arrangement contains a lease under the provisions of ASC 842.

In June 2016, FASB issued ASU No. 2016-13 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU replace the current “incurred loss” impairment methodology with an “expected loss” model for financial assets measured at amortized cost. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. AltaGas is currently assessing the impact of this ASU on its consolidated financial statements.

In February 2018, FASB issued ASU No. 2018-02 “Income Statement — Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments in this ASU allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted and AltaGas plans to adopt this ASU effective July 1, 2018. The adoption of this ASU is not expected to have a material impact on AltaGas’ consolidated financial statements.

In June 2018, FASB issued ASU No. 2018-07 “Compensation — Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees, with the objective of making the measurement consistent with employee share based payment awards. The amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on AltaGas’ consolidated financial statements.

3.   DEVELOPMENTS RELATING TO THE WGL ACQUISITION

Following the receipt of all required federal, state, and local regulatory approvals, on July 6, 2018, the Corporation acquired WGL Holdings, Inc. (WGL), creating a North American leader in the clean energy economy and enhancing AltaGas’ position as a leading North American clean energy infrastructure company. The aggregate purchase price was approximately $9.3 billion (US$7.1 billion), including the assumption of approximately $3.3 billion (US$2.5 billion) of debt and $41 million (US$31 million) of preferred shares. The WGL Acquisition will benefit all three business segments: Gas, Power and Utilities. In the Gas segment, the combined midstream business will provide producers with global market access; in the Power segment, a clean power generation footprint covering hydroelectric, wind, small scale solar, biomass, and energy storage will expand clean energy offerings; and in the Utility segment, the high quality utility assets will be underpinned by regulated, low risk cash flow.

Under the terms of the transaction, WGL shareholders received US$88.25 per common share. The net cash consideration was approximately $6.0 billion (US$4.6 billion). The WGL Acquisition was financed through net proceeds of approximately $2.3 billion from the sale of subscription receipts, gross proceeds of approximately $922 million from the sale of a 35 percent minority interest in the Northwest British Columbia Hydro Electric Facilities (Note 4), draws on the fully committed acquisition credit facility of $3.0 billion (US$2.3 billion) and existing cash on hand. The total funding included additional amounts for the payment of fees and regulatory commitments related to the WGL Acquisition. The acquisition credit facility could remain in place for up to 12 to 18 months after closing. The sale of the subscription receipts was completed in the first quarter of 2017 (see Subscription Receipts section below) and upon closing of the WGL Acquisition, the subscription receipts were exchanged into approximately 84.5 million common shares of AltaGas.

WGL is a diversified energy infrastructure company and the sole common shareholder of Washington Gas Light Company (Washington Gas), a regulated natural gas utility headquartered in Washington, D.C., serving approximately 1.2 million customers in Virginia, Maryland, and the District of Columbia. WGL has a growing midstream business with investments in natural gas gathering infrastructure and regulated gas pipelines in the Marcellus/Utica gas formation located in the northeastern United States. WGL’s midstream business has interstate transportation and storage contracts as well as marine-based energy export capabilities via the North American Atlantic coast through WGL’s access to the Cove Point LNG Terminal in Maryland which was developed by a third party and recently began exporting LNG. WGL also owns contracted clean power assets, with a focus on solar distributed generation and energy efficiency assets throughout the United States. In addition, WGL has a retail gas and power marketing business with approximately 214,000 customers in Maryland, Virginia, Delaware, Pennsylvania and the District of Columbia. With the close of the WGL Acquisition, AltaGas has over $23 billion of assets and approximately 1.8 million rate regulated gas customers.

Subscription Receipts

In 2017, the Corporation issued approximately 84.5 million subscription receipts pursuant to a private placement and public offering to partially fund the WGL Acquisition at a price of $31 each for total gross proceeds of approximately $2.6 billion. Each subscription receipt entitled the holder to automatically receive one common share upon closing of the WGL Acquisition. During the time the subscription receipts were outstanding, holders received cash payments (Dividend Equivalent Payments) per subscription receipt that were equal to dividends declared on each common share. The funds were released from escrow on July 5, 2018. Upon closing, the subscription receipts were automatically exchanged for AltaGas common shares in accordance with the terms of the subscription receipt agreement and have subsequently been delisted from the TSX.

4.   SALE OF MINORITY INTEREST AND OTHER DISPOSITIONS

Northwest Hydro Facilities

On June 22, 2018, AltaGas completed the disposition of a 35 percent indirect equity interest in the Northwest Hydro facilities for gross cash proceeds of approximately $921.6 million. The disposition was completed through the sale of 35 percent of Northwest Hydro Limited Partnership (NW Hydro LP), a subsidiary of AltaGas which indirectly holds the Northwest Hydro facilities. AltaGas will continue to consolidate NW Hydro LP (Note 8). As a result of the sale, AltaGas recognized a non-controlling interest of $420.4 million, a deferred income tax liability of $153.3 million and contributed surplus of $335.2 million on the Consolidated Balance Sheet, net of transaction costs. There was no impact to the Consolidated Statement of Income upon closing of this transaction.

Other Dispositions

In March 2018, AltaGas completed the disposition of certain non-core facilities in the Gas segment for gross proceeds of approximately $7.0 million. As a result, AltaGas recognized a pre-tax gain on disposition of approximately $1.3 million in the Consolidated Statement of Income under the line item “Other loss” for the three and six months ended June 30, 2018.

5.   INVENTORY

	June 30,	December 31,
As at	2018	2017
Natural gas held in storage	$92.1	$133.9
Other inventory	86.1	67.2
	$178.2	$201.1

6.   GOODWILL

	June 30,	December 31,
As at	2018	2017
Balance, beginning of period	$817.3	$856.0
Foreign exchange translation	27.1	(38.4)
Reclassified to assets held for sale	—	(0.3)
Balance, end of period	$844.4	$817.3

7.   LONG-TERM INVESTMENTS AND OTHER ASSETS

As at	June 30, 2018	December 31, 2017
Investments in publicly-traded entities	$67.1	$95.0
Loan to affiliate	75.0	75.0
Deferred lease receivable	61.6	29.0
Debt issuance costs associated with credit facilities	17.6	20.3
Refundable deposits	15.6	14.9
Prepayment on long-term service agreements	74.4	68.1
Subscription receipts issuance costs	2.0	1.7
Contract asset	5.2	—
Other	11.9	8.6
	$330.4	$312.6

8.   VARIABLE INTEREST ENTITIES

Northwest Hydro Limited Partnership

On May 4, 2018, NW Hydro LP was formed to indirectly hold the assets of the Northwest Hydro facilities. On June 22, 2018, AltaGas closed the sale of a 35 percent indirect equity interest in its Northwest Hydro facilities through the sale of 35 percent of NW Hydro LP, and its general partner, Northwest Hydro GP Inc. (NW Hydro GP).

AltaGas has determined that NW Hydro LP is a VIE in which it holds variable interests and is the primary beneficiary. In the determination that AltaGas is the primary beneficiary of the VIE, AltaGas noted that it has the power to direct the activities that most significantly impact the VIE’s economic performance through the continued provision of all operational, maintenance and management functions for the Northwest Hydro facilities. In addition, AltaGas has the obligation to absorb the losses and the right to receive the benefits that could potentially be significant to the Northwest Hydro facilities. As such, AltaGas has consolidated NW Hydro LP and has recorded $420.4 million of the $921.6 million proceeds received as a non-controlling interest with the remainder of the proceeds, less deferred tax and transaction costs, recognized as contributed surplus in the amount of $335.2 million.

The following table represents amounts included in the Consolidated Balance Sheet attributable to this VIE:

As at	June 30, 2018	December 31, 2017
Current assets	$55.0	$—
Property, plant and equipment	1,101.1	—
Intangible assets	247.9	—
Current liabilities	(57.6)	—
Other long term liabilities	(145.3)	—
Net assets	$1,201.1	$—

The assets of NW Hydro LP are the property of NW Hydro LP and are not available to AltaGas for any other purpose. NW Hydro LP’s asset balances can only be used to settle its own obligations. The liabilities of NW Hydro LP do not represent additional claims against AltaGas’ general assets. AltaGas’ exposure to loss as a result of its interest as a limited partner is its net investment.

Ridley Island LPG Export Limited Partnership

On May 5, 2017, AltaGas LPG Limited Partnership (AltaGas LPG), a wholly-owned subsidiary of AltaGas, and Vopak Development Canada Inc. (Vopak), a wholly-owned subsidiary of Koninklijke Vopak N.V. (Royal Vopak), a public company incorporated under the laws of the Netherlands, formed the Ridley Island LPG Export Limited Partnership (RILE LP) to develop, own and operate the Ridley Island Propane Export Terminal (RIPET). AltaGas’ subsidiaries hold a 70 percent interest while Vopak holds a 30 percent interest in RILE LP. The construction cost of RIPET, which is estimated to be $450 to $500 million, will be funded by AltaGas LPG and Vopak in proportion to their respective interests in RILE LP. As part of the arrangements, AltaGas entered into a long-term agreement for the capacity of RIPET with RILE LP, and AltaGas and certain of its subsidiaries will provide construction and operating services to RILE LP.

AltaGas has determined that RILE LP is a VIE in which it holds variable interests and is the primary beneficiary. In the determination that AltaGas is the primary beneficiary of the VIE, AltaGas noted that it has the power to direct the activities that most significantly impact the VIE’s economic performance through the construction, operating and marketing services provided to RILE LP. In addition, AltaGas has the obligation to absorb the losses and the right to receive the benefits that could potentially be significant to RILE LP through the long-term agreement for the capacity of RIPET. As such, AltaGas has consolidated RILE LP and recorded $20.0 million of the $24.1 million proceeds received from Vopak on formation of RILE LP as a non-controlling interest with the remainder of the proceeds less deferred tax recognized as contributed surplus in the amount of $3.0 million.

The following table represents amounts included in the Consolidated Balance Sheet attributable to this VIE:

As at	June 30, 2018	December 31, 2017
Accounts receivable	$1.6	$1.4
Property, plant and equipment	163.5	84.3
Long-term investments and other assets	48.0	48.0
Net assets	$213.1	$133.7

The assets of RILE LP are the property of RILE LP and are not available to AltaGas for any other purpose. RILE LP’s asset balances can only be used to settle its own obligations. The liabilities of RILE LP do not represent additional claims against AltaGas’ general assets. AltaGas’ exposure to loss as a result of its interest as a limited partner is its net investment. AltaGas and Royal Vopak have provided limited guarantees for the obligations of their respective subsidiaries for the construction cost of RIPET. Upon commencement of commercial operations at RIPET, the terms of the long-term capacity agreement between AltaGas LPG and RILE LP provide for a return on and of capital and reimbursement of RIPET operating costs by AltaGas LPG in accordance with the terms set out in the agreement.

9.   LONG-TERM DEBT

		June 30,	December 31,
As at	Maturity date	2018	2017
Credit facilities
$1,400 million unsecured extendible revolving(a)	15-May-2023	$212.0	$219.1
US$300 million unsecured extendible revolving(b)	15-May-2022	—	—
$25 million secured extendible revolving(c)	4-May-2023	—	—
Medium-term notes (MTNs)
$175 million Senior unsecured - 4.60 percent	15-Jan-2018	—	175.0
$200 million Senior unsecured - 4.55 percent	17-Jan-2019	200.0	200.0
$200 million Senior unsecured - 4.07 percent	1-Jun-2020	200.0	200.0
$350 million Senior unsecured - 3.72 percent	28-Sep-2021	350.0	350.0
$300 million Senior unsecured - 3.57 percent	12-Jun-2023	300.0	300.0
$200 million Senior unsecured - 4.40 percent	15-Mar-2024	200.0	200.0
$300 million Senior unsecured - 3.84 percent	15-Jan-2025	299.9	299.9
$100 million Senior unsecured - 5.16 percent	13-Jan-2044	100.0	100.0
$300 million Senior unsecured - 4.50 percent	15-Aug-2044	299.8	299.8
$350 million Senior unsecured - 4.12 percent	7-Apr-2026	349.8	349.8
$200 million Senior unsecured - 3.98 percent	4-Oct-2027	199.9	199.9
$250 million Senior unsecured - 4.99 percent	4-Oct-2047	250.0	250.0
SEMCO long-term debt
US$300 million SEMCO Senior secured - 5.15 percent(d)	21-Apr-2020	395.0	376.4
US$82 million CINGSA Senior secured - 4.48 percent(e)	2-Mar-2032	86.4	85.2
Debenture notes
PNG 2018 Series Debenture - 8.75 percent(c)	15-Nov-2018	7.0	7.0
PNG 2025 Series Debenture - 9.30 percent(c)	18-Jul-2025	13.0	13.0
PNG 2027 Series Debenture - 6.90 percent(c)	2-Dec-2027	14.0	14.0
CINGSA capital lease - 3.50 percent	1-May-2040	0.6	0.5
CINGSA capital lease - 4.48 percent	4-Jun-2068	0.2	0.2
		$3,477.6	$3,639.8
Less debt issuance costs		(14.5)	(14.4)
		3,463.1	3,625.4
Less current portion		(214.1)	(188.9)
		$3,249.0	$3,436.5

(a)         Borrowings on the facility can be by way of prime loans, U.S. base-rate loans, LIBOR loans, bankers’ acceptances or letters of credit. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw made.

(b)         Borrowings on the facility can be by way of U.S. base-rate loans, U.S. prime loans, LIBOR loans or letters of credit.

(c)          Collateral for the Secured Debentures and secured extendible revolving credit facility consisted of a specific first mortgage on substantially all of PNG’s property, plant and equipment, and gas purchase and gas sales contracts, and a first floating charge on other property, assets and undertakings.

(d)         Collateral for the US$ MTNs is certain SEMCO assets.

(e)          Collateral for the CINGSA Senior secured loan is certain CINGSA assets. Alaska Storage Holding Company, LLC, a subsidiary in which AltaGas has a controlling interest, is the non-recourse guarantor of this loan.

10.   ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Available- for-sale	Defined benefit pension and PRB plans	Hedge net investments	Translation foreign operations	Equity investee	Total
Opening balance, January 1, 2018	$(7.1)	$(11.4)	$(129.0)	$342.9	$3.7	$199.1
OCI before reclassification	—	—	—	131.5	1.7	133.2
Amounts reclassified from OCI	—	0.4	—	—	—	0.4
Adoption of ASU No. 2016-01 (note 2)	7.1	—	—	—	—	7.1
Curtailment of DB and PRB plan	—	4.2	—	—	—	4.2
Current period OCI (pre-tax)	7.1	4.6	—	131.5	1.7	144.9
Income tax on amounts reclassified to earnings	—	(0.1)	—	—	—	(0.1)
Income tax on amounts related to curtailment of DB and PRB plan	—	(1.5)	—	—	—	(1.5)
Net current period OCI	7.1	3.0	—	131.5	1.7	143.3
Ending balance, June 30, 2018	$—	$(8.4)	$(129.0)	$474.4	$5.4	$342.4

Opening balance, January 1, 2017	$19.8	$(11.3)	$(135.6)	$526.3	$5.9	$405.1
OCI before reclassification	(20.5)	—	6.8	(94.3)	(1.1)	(109.1)
Amounts reclassified from AOCI	—	0.5	—	—	—	0.5
Settlement of PRB plan	—	0.3	—	—	—	0.3
Current period OCI (pre-tax)	(20.5)	0.8	6.8	(94.3)	(1.1)	(108.3)
Income tax on amounts retained in AOCI	3.0	—	—	—	—	3.0
Income tax on amounts reclassified to earnings	—	(0.1)	—	—	—	(0.1)
Income tax on amounts related to settlement of PRB plan	—	(0.1)	—	—	—	(0.1)
Net current period OCI	(17.5)	0.6	6.8	(94.3)	(1.1)	(105.5)
Ending balance, June 30, 2017	$2.3	$(10.7)	$(128.8)	$432.0	$4.8	$299.6

Reclassification From Accumulated Other Comprehensive Income

AOCI components reclassified	Income statement line item	Three months ended June 30, 2018	Six months ended June 30, 2018
Defined benefit pension and PRB plans	Operating and administrative expense	$0.2	$0.4
Deferred income taxes	Income tax expenses — deferred	(0.1)	(0.1)
		$0.1	$0.3

AOCI components reclassified	Income statement line item	Three months ended June 30, 2017	Six months ended June 30, 2017
Defined benefit pension and PRB plans	Operating and administrative expense	$0.3	$0.5
Deferred income taxes	Income tax expenses — deferred	(0.1)	(0.1)
		$0.2	$0.4

11.   REVENUE

The following table disaggregates revenue by major sources for the period ended June 30, 2018:

	Three months ended June 30, 2018
	Gas	Power	Utilities	Corporate	Total
Revenue from contracts with customers
Commodity sales contracts	$114.0	$—	$—	$—	$114.0
Midstream service contracts	52.3	—	—	—	52.3
Gas sales and transportation services	—	—	197.3	—	197.3
Storage services	—	—	9.1	—	9.1
Other	—	—	2.4	—	2.4
Total revenue from contracts with customers	$166.3	$—	$208.8	$—	$375.1

Other sources of revenue
Revenue from alternative revenue programs (a)	$—	$—	$0.6	$—	$0.6
Leasing revenue (b)	23.7	97.3	0.1	—	121.1
Risk management activities (c)	57.5	63.4	(0.1)	(14.1)	106.7
Other	(0.1)	4.6	1.8	—	6.3
Total revenue from other sources	$81.1	$165.3	$2.4	$(14.1)	$234.7
Total revenue	$247.4	$165.3	$211.2	$(14.1)	$609.8

(a)         A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.

(b)         Revenue generated from certain of AltaGas’ gas facilities are accounted for as operating leases. For the Power segment, the majority of revenue earned is through power purchase agreements which are accounted for as operating leases.

(c)          Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. The majority of revenue generated by the gas and power segments is from the physical sale and delivery of natural gas and power to end users.

	Six months ended June 30, 2018
	Gas	Power	Utilities	Corporate	Total
Revenue from contracts with customers
Commodity sales contracts	$221.3	$—	$—	$—	$221.3
Midstream service contracts	101.8	—	—	—	101.8
Gas sales and transportation services	—	—	607.6	—	607.6
Storage services	—	—	18.2	—	18.2
Other	0.6	—	5.3	—	5.9
Total revenue from contracts with customers	$323.7	$—	$631.1	$—	$954.8

Other sources of revenue
Revenue from alternative revenue programs (a)	$—	$—	$(4.5)	$—	$(4.5)
Leasing revenue (b)	47.7	164.5	0.1	—	212.3
Risk management activities (c)	188.0	139.2	1.1	(14.7)	313.6
Other	(0.2)	7.4	4.8	—	12.0
Total revenue from other sources	$235.5	$311.1	$1.5	$(14.7)	$533.4
Total revenue	$559.2	$311.1	$632.6	$(14.7)	$1,488.2

(a)         A large portion of revenue generated from the Utilities segment is subject to rate regulation and accordingly there are circumstances where the revenue recognized is mandated by the applicable regulators in accordance with ASC 980.

(b)         Revenue generated from certain of AltaGas’ gas facilities are accounted for as operating leases. For the Power segment, the majority of revenue earned is through power purchase agreements which are accounted for as operating leases.

(c)          Risk management activities involve the use of derivative instruments such as physical and financial swaps, forward contracts, and options. These derivatives are accounted for under ASC 815 and ASC 825. The majority of revenue generated by the gas and power segments is from the physical sale and delivery of natural gas and power to end users.

Revenue Recognition

The following is a description of the Corporation’s revenue recognition policy by major sources of revenue from contracts with customers and segment.

Gas segment

Commodity sales

A portion of the NGL production from AltaGas’ extraction facilities is subject to frac spread between NGLs extracted and the natural gas purchased to make up the heating value of the NGLs extracted. For commodity sales contracts that do not meet the definition of a derivative or for contracts whereby AltaGas has elected to apply the normal purchase normal sales scope exception, the sales contract is accounted for under ASC 606. These commodity sales contracts have varying terms but the majority of the contracts have a one-year term which coincides with the NGL year. AltaGas recognizes revenue for commodity sales contracts at a point in time based on the actual volumes of the commodity sold at the delivery point, which corresponds to the customer’s monthly invoice amount.

Midstream service contracts

AltaGas earns revenue from its field gathering and processing facilities, extraction facilities, and transmission systems through a variety of contractual arrangements. For arrangements that do not contain a lease, the revenue is accounted for under ASC 606 as follows:

Fee-for-service — The customer is charged a fee for the service provided on a per unit volume basis. Contract terms generally range from one month to up to the life of the reserves. Revenue under this type of arrangement is recognized over time as the service is provided, which corresponds to the customer’s monthly invoice amount.

Take-or-pay — The customer has agreed to a minimum volume commitment whereby the customer must have AltaGas process or deliver a specified volume at a rate per unit that is specified in the contract. Quantities that the customer is unable to deliver are considered deficiency quantities. Certain of AltaGas’ take-or-pay contracts contain provisions whereby the customer can make up deficiency quantities in subsequent periods. Under this type of arrangement, any consideration received relating to the deficiency quantities that will be made up in a future period will be deferred until either: (i) the customer makes up the volumes or (ii) the likelihood that the customer will make up the volumes before the make up period expires become remote. If AltaGas does not expect the customer to make up the deficiency quantities (also referred to as breakage amount), AltaGas may recognize the expected breakage amount as revenue before the make up period expires. Significant judgment is required in estimating the breakage amount. For contracts where the customer has no make-up rights, revenue is recognized on a monthly basis based on the higher of (i) the actual quantity delivered times the per unit rate or (ii) the contracted minimum amount.

Power segment

For the Power segment, the majority of revenue earned is through power purchase agreements which are accounted for as operating leases. In instances where power generation is not sold under a power purchase agreement, the commodity is sold via a merchant market, or via commodity sales agreements which are accounted for as financial instruments.

Utilities segment

Gas sales and transportation services

Customers are billed monthly based on regular meter readings. Customer billings are based on two main components: (i) a fixed service fee and (ii) a variable fee based on usage. Revenue is recognized over time when the gas has been delivered or as the service has been performed. As meter readings are performed on a cycle basis, AltaGas recognizes accrued revenue for any services rendered to its customers but not billed at month-end. The vast majority of these contracts have a term of one-month, however, there are certain contracts that have terms of one year or longer. For these long-term contracts, there is generally a contract demand specified in the contract whereby the customer has to pay regardless of whether or not gas has been delivered. These contracts generally do not contain any make up rights and revenue is recognized on a monthly basis as service has been performed.

Gas storage services

Gas storage customers are billed monthly for services provided. Customer billings are based on four components: (i) reservation charges; (ii) capacity charges; (iii) injection/withdrawal charges; and (iv) excess charges. Reservation charges are based on the customer’s contract withdrawal quantity, capacity charges are based on the customer’s total contract quantity, and injection/withdrawal charges are based on the volume of gas delivered to or from the customer. Excess charges are applied to each day that the storage quantity exceeds 100 percent of the customer’s maximum storage quantity. Revenue is recognized as the service has been performed over time on a monthly basis, which corresponds to the invoice amount. The majority of these contracts have terms extending beyond one-year.

Contract Balances

As at June 30, 2018, a contract asset of $5.2 million has been recorded within Long-term investments and other assets on the Consolidated Balance Sheet (December 31, 2017 — $nil). This contract asset represents the difference in revenue recognized under a new rate in a blend-and-extend contract modification with a customer. Revenue from this contract modification will be recognized at the pre-modification rate for the remainder of the original term with the excess revenue recorded as a contract asset. The contract asset will be drawn down over the remaining term of the modified contract.

Transaction price allocated to the remaining obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of June 30, 2018:

	Remainder of 2018	2019	2020	2021	2022	> 2022	Total
Midstream service contracts	$20.1	$39.4	$39.8	$17.0	$16.6	$132.4	$265.3
Gas sales and transportation services	9.6	18.9	17.1	16.2	15.7	29.8	107.3
Storage services	13.8	26.9	26.6	26.6	26.6	246.4	366.9
Other	0.5	1.1	1.1	1.1	1.1	3.0	7.9
	$44.0	$86.3	$84.6	$60.9	$60.0	$411.6	$747.4

AltaGas applies the practical expedient available under ASC 606 and does not disclose information about the remaining performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts for which revenue is recognized at the amount to which AltaGas has the right to invoice for performance completed, and (iii) contracts with variable consideration that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation. In addition, the table above does not include any estimated amounts of variable consideration that are constrained. The majority of midstream service contracts, gas sales and transportation service contracts, and storage service contracts contain variable consideration whereby uncertainty related to the associated variable consideration will be resolved (usually on a daily basis) as volumes are processed, gas is delivered or as service is provided.

12.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable, risk management contracts, certain long-term investments and other assets, accounts payable and accrued liabilities, dividends payable, short-term and long-term debt and certain other current and long-term liabilities.

Fair Value Hierarchy

AltaGas categorizes its financial assets and financial liabilities into one of three levels based on fair value measurements and inputs used to determine the fair value.

Level 1 - fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Fair values are based on direct observations of transactions involving the same assets or liabilities and no assumptions are used. Included in this category are publicly traded shares valued at the closing price as at the balance sheet date.

Level 2 - fair values are determined based on valuation models and techniques where inputs other than quoted prices included within level 1 are observable for the asset or liability either directly or indirectly. AltaGas uses over-the-counter derivative instruments to manage fluctuations in commodity prices and foreign exchange rates. The fair values of power, natural gas and NGL derivative contracts were calculated using forward prices from published sources for the relevant period, adjusted for factors specific to the asset or liability, including basis and location differentials, discount rates, and currency exchange. The fair value of foreign exchange derivative contracts was calculated using quoted market rates. The fair value of foreign exchange option contracts was calculated using a variation of the Black-Scholes pricing model.

Level 3 - fair values are based on inputs for the asset or liability that are not based on observable market data. AltaGas uses valuation techniques when observable market data is not available.

	June 30, 2018
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial assets
Fair value through net income
Risk management assets - current	$26.5	$—	$26.5	$—	$26.5
Risk management assets - non-current	13.9	—	13.9	—	13.9
Equity securities(a)	67.1	67.1	—	—	67.1
Amortized cost
Loans and receivables (a)	75.0	—	76.5	—	76.5
	$182.5	$67.1	$116.9	$—	$184.0
Financial liabilities
Fair value through net income
Risk management liabilities - current	$65.1	$—	$65.1	$—	$65.1
Risk management liabilities - non-current	9.0	—	9.0	—	9.0
Amortized cost
Current portion of long-term debt	214.1	—	217.0	—	217.0
Long-term debt	3,249.0	—	3,319.6	—	3,319.6
Other current liabilities (b)	16.6	—	16.7	—	16.7
Other long-term liabilities (b)	149.3	—	149.0	—	149.0
	$3,703.1	$—	$3,776.4	$—	$3,776.4

(a)         Included under the line items “Long-term investments and other assets” on the Consolidated Balance Sheet.

(b)         Excludes non-financial liabilities.

	December 31, 2017
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial assets
Fair value through net income
Risk management assets - current	$38.6	$—	$38.6	$—	$38.6
Risk management assets - non-current	15.9	—	15.9	—	15.9
Equity securities(a)	95.0	95.0	—	—	95.0
Amortized cost
Loans and receivables (a)	75.0	—	85.6	—	85.6
	$224.5	$95.0	$140.1	$—	$235.1
Financial liabilities
Fair value through net income
Risk management liabilities - current	$57.6	$—	$57.6	$—	$57.6
Risk management liabilities - non-current	13.8	—	13.8	—	13.8
Amortized cost
Current portion of long-term debt	188.9	—	189.6	—	189.6
Long-term debt	3,436.5	—	3,568.3	—	3,568.3
Other current liabilities (b)	22.4	—	22.4	—	22.4
Other long-term liabilities (b)	146.0	—	147.7	—	147.7
	$3,865.2	$—	$3,999.4	$—	$3,999.4

(a)         Included under the line item “Long-term investments and other assets” on the Consolidated Balance Sheet.

(b)         Excludes non-financial liabilities.

Summary of Unrealized Gains (Losses) on Risk Management Contracts Recognized in Net Income

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Natural gas	$(5.4)	$(0.3)	$(11.2)	$(2.0)
Storage optimization	—	0.5	—	2.8
NGL frac spread	(8.2)	2.0	2.8	9.6
Power	(1.7)	(8.7)	(5.1)	(9.1)
Foreign exchange	37.2	(15.7)	36.0	(22.5)
	$21.9	$(22.2)	$22.5	$(21.2)

Offsetting of Derivative Assets and Derivative Liabilities

Certain AltaGas risk management contracts are subject to master netting arrangements that create a legally enforceable right to offset by counterparty. The following is a summary of AltaGas’ financial assets and financial liabilities that were subject to offsetting:

	June 30, 2018
	Gross amounts of recognized assets/liabilities	Gross amounts offset in balance sheet	Net amounts presented in balance sheet
Risk management assets (a)
Natural gas	$20.6	$(1.5)	$19.1
NGL frac spread	5.0	(3.2)	1.8
Power	18.1	(1.3)	16.8
Foreign exchange	29.0	(26.3)	2.7
	$72.7	$(32.3)	$40.4

Risk management liabilities (b)
Natural gas	$26.1	$(1.5)	$24.6
NGL frac spread	26.4	(3.3)	23.1
Power	26.6	(1.2)	25.4
Foreign exchange	27.3	(26.3)	1.0
	$106.4	$(32.3)	$74.1

(a)         Net amount of risk management assets on the Balance Sheet is comprised of risk management assets (current) balance of $26.5 million and risk management assets (non-current) balance of $13.9 million.

(b)         Net amount of risk management liabilities on the Balance Sheet is comprised of risk management liabilities (current) balance of $65.1 million and risk management liabilities (non-current) balance of $9.0 million.

	December 31, 2017
	Gross amounts of recognized assets/liabilities	Gross amounts offset in balance sheet	Net amounts presented in balance sheet
Risk management assets (a)
Natural gas	$41.0	$(6.2)	$34.8
NGL frac spread	1.3	(0.3)	1.0
Power	17.7	(0.7)	17.0
Foreign exchange	1.7	—	1.7
	$61.7	$(7.2)	$54.5

Risk management liabilities (b)
Natural gas	$35.1	$(6.2)	$28.9
NGL frac spread	25.3	(0.3)	25.0
Power	18.2	(0.7)	17.5
	$78.6	$(7.2)	$71.4

(a)         Net amount of risk management assets on the Balance Sheet is comprised of risk management assets (current) balance of $38.6 million and risk management assets (non-current) balance of $15.9 million.

(b)         Net amount of risk management liabilities on the Balance Sheet is comprised of risk management liabilities (current) balance of $57.6 million and risk management liabilities (non-current) balance of $13.8 million.

Notional Summary

The following table presents the notional quantity outstanding related to the Corporation’s commodity contracts:

	June 30, 2018	December 31, 2017
Natural Gas
Sales	112,840,107 GJ	94,804,039 GJ
Purchases	42,347,590 GJ	61,980,315 GJ
Swaps	3,769,166 GJ	6,039,642 GJ
NGL Frac Spread
Propane swaps	2,417,477 Bbl	1,992,927 Bbl
Butane swaps	303,262 Bbl	130,088 Bbl
Crude oil swaps	503,082 Bbl	518,665 Bbl
Natural gas swaps	12,618,479 GJ	11,428,515 GJ
Power
Sales	2,070,840 MWh	2,169,321 MWh
Purchases	286,964 MWh	17,520 MWh
Swaps	1,513,909 MWh	1,563,160 MWh

Foreign Exchange

AltaGas may designate its U.S. dollar-denominated debt as a net investment hedge of its U.S. subsidiaries. As at June 30, 2018, AltaGas has not designated any outstanding debt as a net investment hedge. For the three and six months ended June 30, 2018, AltaGas incurred after-tax unrealized gains of $nil arising from the translation of debt in OCI (2017 - after-tax unrealized gains of $5.5 million and $6.8 million, respectively).

In addition, to mitigate the foreign exchange risks associated with the cash purchase price of WGL, AltaGas has entered into foreign currency option contracts with an aggregate notional value of US$1.2 billion which expired in May 2018. These foreign currency option contracts did not qualify for hedge accounting. Therefore, all changes in fair value were recognized in net income. For the three and six months ended June 30, 2018, unrealized gains of $35.5 million and $34.3 million, respectively, and a realized loss of $36.0 million was recognized in revenue in relation to these contracts (2017 — unrealized losses of $15.5 million and $21.9 million, respectively). During the second quarter of 2018, AltaGas entered into foreign exchange forward contracts with an aggregate notional value of $3.2 billion. These foreign currency derivatives do not qualify for hedge accounting. For the three and six months ended June 30, 2018, unrealized gains of $1.7 million were recognized in revenue in relation to these forwards (2017 - $nil).

13.   SHAREHOLDERS’ EQUITY

Authorization

AltaGas is authorized to issue an unlimited number of voting common shares. AltaGas is also authorized to issue preferred shares not to exceed 50 percent of the voting rights attached to the issued and outstanding common shares.

Premium DividendTM, Dividend Reinvestment and Optional Cash Purchase Plan (DRIP or the Plan)

The Plan consists of three components: a Premium Dividend™ component, a Dividend Reinvestment component and an Optional Cash Purchase component.

The Plan provides eligible holders of common shares with the opportunity to, at their election, either: (1) reinvest the cash dividends paid by AltaGas on their common shares towards the purchase of new common shares at a 3 percent discount to the average market price (as defined below) of the common shares on the applicable dividend payment date (the Dividend Reinvestment component of the Plan); or (2) reinvest the cash dividends paid by AltaGas on their common shares towards the purchase of new common shares at a 3 percent discount to the average market price (as defined below) on the applicable dividend payment date and have these additional common shares of AltaGas exchanged for a cash payment equal to 101 percent of the reinvested amount (the Premium Dividend™ component of the Plan).

In addition, the Plan provides shareholders who are enrolled in the Dividend Reinvestment component of the Plan with the opportunity to purchase new common shares at the average market price (with no discount) on the applicable dividend payment date (the Optional Cash Purchase component of the Plan).

Each of the components of the Plan are subject to prorating and other limitations on availability of new common shares in certain events. The “average market price”, in respect of a particular dividend payment date, refers to the arithmetic average (calculated to four decimal places) of the daily volume weighted average trading prices of common shares on the Toronto Stock Exchange for the trading days on which at least one board lot of common shares is traded during the 10 business days immediately preceding the applicable dividend payment date. Such trading prices will be appropriately adjusted for certain capital changes (including common share subdivisions, common share consolidations, certain rights offerings and certain dividends). Shareholders resident outside of Canada are not entitled to participate in the Premium DividendTM component of the Plan. Shareholders resident outside of Canada (other than the U.S.) may participate in the Dividend Reinvestment component or the Optional Cash Purchase component of the Plan only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that AltaGas is satisfied in its sole discretion, that such laws do not subject the Plan or AltaGas to additional legal or regulatory requirements.

Common Shares Issued and Outstanding	Number of shares	Amount
January 1, 2017	166,906,833	$3,773.4
Shares issued for cash on exercise of options	240,125	6.5
Deferred taxes on share issuance cost	—	(8.3)
Shares issued under DRIP	8,132,258	236.3
December 31, 2017	175,279,216	4,007.9
Shares issued for cash on exercise of options	46,775	1.1
Shares issued under DRIP	5,410,074	133.9
Issued and outstanding at June 30, 2018	180,736,065	$4,142.9

TM Denotes trademark of Canaccord Genuity Corp.

Preferred Shares

As at	June 30, 2018		December 31, 2017
Issued and Outstanding	Number of shares	Amount	Number of shares	Amount
Series A	5,511,220	$137.8	5,511,220	$137.8
Series B	2,488,780	62.2	2,488,780	62.2
Series C	8,000,000	205.6	8,000,000	205.6
Series E	8,000,000	200.0	8,000,000	200.0
Series G	8,000,000	200.0	8,000,000	200.0
Series I	8,000,000	200.0	8,000,000	200.0
Series K	12,000,000	300.0	12,000,000	300.0
Share issuance costs, net of taxes		(27.9)		(27.9)
	52,000,000	$1,277.7	52,000,000	$1,277.7

Share Option Plan

AltaGas has an employee share option plan under which employees and directors are eligible to receive grants. As at June 30, 2018, 13,114,671 shares were reserved for issuance under the plan. As at June 30, 2018, share options granted under the plan have a term between six and ten years until expiry and vest no longer than over a four-year period.

As at June 30, 2018, unexpensed fair value of share option compensation cost associated with future periods was $1.4 million (December 31, 2017 - $1.3 million).

The following table summarizes information about the Corporation’s share options:

	June 30, 2018		December 31, 2017
	Options outstanding		Options outstanding
As at	Number of options	Exercise price(a)	Number of options	Exercise price(a)
Share options outstanding, beginning of period	4,533,761	$32.35	4,119,386	$32.39
Granted	509,450	26.31	848,000	30.80
Exercised	(46,775)	22.13	(240,125)	24.63
Forfeited	(34,500)	32.14	(193,500)	36.36
Expired	(3,000)	26.23	—	—
Share options outstanding, end of period	4,958,936	$31.83	4,533,761	$32.35
Share options exercisable, end of period	3,502,547	$32.19	3,326,197	$31.93

(a)         Weighted average.

As at June 30, 2018, the aggregate intrinsic value of the total share options exercisable was $4.7 million (December 31, 2017 - $6.0 million), the total intrinsic value of share options outstanding was $5.1 million (December 31, 2017 - $6.0 million) and the total intrinsic value of share options exercised was $0.2 million (December 31, 2017 - $1.4 million).

The following table summarizes the employee share option plan as at June 30, 2018:

	Options outstanding			Options exercisable
		Weighted	Weighted average		Weighted	Weighted average
	Number	average	remaining	Number	average	remaining
	outstanding	exercise price	contractual life	exercisable	exercise price	contractual life
$14.24 to $18.00	150,250	$15.12	0.78	150,250	$15.12	0.78
$18.01 to $25.08	444,700	20.75	2.33	444,700	20.75	2.33
$25.09 to $50.89	4,363,986	33.53	3.83	2,907,597	34.82	3.34
	4,958,936	$31.83	3.61	3,502,547	$32.19	3.10

Medium Term Incentive Plan (MTIP) and Deferred Share Unit Plan (DSUP)

AltaGas has a MTIP for employees and executive officers, which includes restricted units (RUs) and performance units (PUs) with vesting periods between 36 to 44 months from the grant date. In addition, AltaGas has a DSUP, which allows granting of deferred share units (DSUs) to directors. DSUs granted under the DSUP vest immediately but settlement of the DSUs occur when the individual ceases to be a director.

PUs, RUs, and DSUs	June 30, 2018	December 31, 2017
(number of units)
Balance, beginning of period	564,549	364,839
Granted	130,254	386,126
Additional units added by performance factor	—	24,301
Vested and paid out	(44,031)	(221,775)
Forfeited	(39,079)	(27,279)
Units in lieu of dividends	23,342	38,337
Outstanding, end of period	635,035	564,549

For the three and six months ended June 30, 2018, the compensation expense recorded for the MTIP and DSUP was $2.7 million and $2.9 million, respectively (2017 — $1.8 million and $3.2 million, respectively). As at June 30, 2018, the unrecognized compensation expense relating to the remaining vesting period for the MTIP was $9.2 million (December 31, 2017 - $8.4 million) and is expected to be recognized over the vesting period.

14.   NET INCOME (LOSS) PER COMMON SHARE

The following table summarizes the computation of net income per common share:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Numerator:
Net income applicable to controlling interests	$17.8	$7.9	$83.0	$53.2
Less: Preferred share dividends	(16.4)	(15.9)	(32.8)	(29.5)
Net income (loss) applicable to common shares	$1.4	$(8.0)	$50.2	$23.7
Denominator:
(millions)
Weighted average number of common shares outstanding	179.3	169.9	177.9	168.9
Dilutive equity instruments(a)	0.1	—	0.2	0.3
Weighted average number of common shares outstanding - diluted	179.4	169.9	178.1	169.2
Basic net income (loss) per common share	$0.01	$(0.05)	$0.28	$0.14
Diluted net income (loss) per common share	$0.01	$(0.05)	$0.28	$0.14

(a)         Includes all options that have a strike price lower than the average share price of AltaGas’ common shares during the periods noted.

For the three and six months ended June 30, 2018, 3.9 million share options, respectively (2017 — 4.7 million and 2.1 million, respectively) were excluded from the diluted net income per share calculation as their effects were anti-dilutive.

15.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

AltaGas has long-term natural gas purchase and transportation arrangements, service agreements, storage contracts and operating leases for office space, office equipment, rail cars, and automobile equipment, all of which are transacted at market prices and in the normal course of business.

AltaGas enters into contracts to purchase natural gas and natural gas transportation and storage services from various suppliers for its utilities. These contracts, which have expiration dates that range from 2018 to 2034, are used to ensure that there is an adequate supply of natural gas to meet the needs of customers and to minimize exposure to market price fluctuations.

In 2017, AltaGas entered into a 12-year service agreement for tug services to support the marine operations of RIPET. AltaGas is obligated to pay fixed and variable fees of approximately $59.7 million over the term of the contract.

On October 4, 2017, Heritage Gas signed a Precedent Agreement (PA) with the intention of entering into a long-term (22 year) contract with Portland Natural Gas Transmission System (PNGTS) for natural gas transportation capacity from the Dawn Hub in Ontario to Nova Scotia on the Maritimes and Northeast Pipeline (M&NP) system. The PA with PNGTS was subject to Heritage Gas satisfying a condition precedent of obtaining regulatory approval by July 31, 2018 for the contract to proceed. On June 1, 2018, Heritage Gas received approval from the Nova Scotia Utility and Review Board (NSUARB) to enter into this contract and recover associated costs of the contract from its customers through regulated rates. The contract will commence on November 1, 2018.

In 2014, AltaGas’ Blythe facility entered into a Long-Term Service Agreement with Siemens to complete various upgrade and maintenance services on the Combustion Turbines (CT) at Blythe. The term of the agreement is over 124,000 equivalent operating hours per CT, or 25 years, whichever comes first. As at June 30, 2018, approximately $204.3 million is expected to be paid over the next 18 years, of which $62.5 million is expected to be paid over the next five years.

In 2009, AltaGas entered into a 20-year storage agreement at the Dawn Hub in southwestern Ontario. AltaGas is obligated to pay approximately $3.5 million per annum over the term of the contract for storage services.

In 2007, AltaGas entered into a service and maintenance agreement with Enercon GmbH for the wind turbines for Bear Mountain. AltaGas has an obligation to pay a minimum of $7.9 million over the next four years.

Guarantees

In October 2014, Heritage Gas Limited, a wholly-owned subsidiary of AltaGas, entered into a throughput service contract with Enbridge Inc. (formerly Spectra Energy Corp.) for the use of the expansion of its Algonquin Gas Transmission and Maritimes & Northeast Pipeline systems (the Atlantic Bridge Project). The contract will commence upon completion of the construction of the pipelines and it will expire 15 years thereafter. AltaGas has two guarantees outstanding that total US$91.7 million to stand by all payment obligations under the transportation agreement.

Contingencies

AltaGas and its subsidiaries are subject to various legal claims and actions arising in the normal course of business. While the final outcome of such legal claims and actions cannot be predicted with certainty, the Corporation does not believe that the resolution of such claims and actions will have a material impact on the Corporation’s consolidated financial position or results of operations.

16.   PENSION PLANS AND RETIREE BENEFITS

The costs of the defined benefit and post-retirement benefit plans are based on management’s estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality rates and other factors affecting the payment of future benefits.

The net pension expense by plan for the period was as follows:

	Three months ended June 30, 2018
	Canada		United States		Total
		Post-		Post-		Post-
	Defined	retirement	Defined	retirement	Defined	retirement
	Benefit	Benefits	Benefit	Benefits	Benefit	Benefits
Current service cost (a)	$2.4	$0.2	$2.5	$0.7	$4.9	$0.9
Interest cost (b)	1.3	0.1	3.6	1.0	4.9	1.1
Expected return on plan assets (b)	(1.5)	(0.1)	(6.0)	(1.7)	(7.5)	(1.8)
Curtailment of plan (b)	(1.0)	(0.2)	—	—	(1.0)	(0.2)
Amortization of net actuarial loss (b)	0.1	—	—	—	0.1	—
Amortization of regulatory asset (b)	0.4	—	1.9	—	2.3	—
Net benefit cost recognized	$1.7	$—	$2.0	$—	$3.7	$—

(a)         Recorded under the line item “Operating and administrative” expenses on the Consolidated Statement of Income.

(b)         Recorded under the line item “Other loss” on the Consolidated Statement of Income.

	Six months ended June 30, 2018
	Canada		United States		Total
		Post-		Post-		Post-
	Defined	retirement	Defined	retirement	Defined	retirement
	Benefit	Benefits	Benefit	Benefits	Benefit	Benefits
Current service cost (a)	$5.0	$0.4	$5.0	$1.4	$10.0	$1.8
Interest cost (b)	2.8	0.3	7.0	1.9	9.8	2.2
Expected return on plan assets (b)	(3.2)	(0.1)	(11.9)	(3.4)	(15.1)	(3.5)
Curtailment of plan (b)	(1.0)	(0.2)	—	—	(1.0)	(0.2)
Amortization of net actuarial loss (b)	0.4	—	—	—	0.4	—
Amortization of regulatory asset (b)	0.7	—	3.7	—	4.4	—
Net benefit cost recognized	$4.7	$0.4	$3.8	$(0.1)	$8.5	$0.3

(a)         Recorded under the line item “Operating and administrative” expenses on the Consolidated Statement of Income.

(b)         Recorded under the line item “Other loss” on the Consolidated Statement of Income.

	Three months ended June 30, 2017
	Canada		United States		Total
		Post-		Post-		Post-
	Defined	retirement	Defined	retirement	Defined	retirement
	Benefit	Benefits	Benefit	Benefits	Benefit	Benefits
Current service cost (a)	$2.0	$0.2	$1.8	$0.4	$3.8	$0.6
Interest cost (b)	1.4	0.2	3.0	0.8	4.4	1.0
Expected return on plan assets (b)	(1.5)	(0.1)	(4.1)	(1.2)	(5.6)	(1.3)
Settlement of plan (b)	—	—	—	(0.1)	—	(0.1)
Amortization of net actuarial loss (b)	0.2	—	—	—	0.2	—
Amortization of regulatory asset/liability (b)	0.3	—	1.7	(0.1)	2.0	(0.1)
Net benefit cost recognized	$2.4	$0.3	$2.4	$(0.2)	$4.8	$0.1

(a)         Recorded under the line item “Operating and administrative” expenses on the Consolidated Statement of Income.

(b)         Recorded under the line item “Other loss” on the Consolidated Statement of Income.

	Six months ended June 30, 2017
	Canada		United States		Total
		Post-		Post-		Post-
	Defined	retirement	Defined	retirement	Defined	retirement
	Benefit	Benefits	Benefit	Benefits	Benefit	Benefits
Current service cost (a)	$3.9	$0.4	$3.6	$0.8	$7.5	$1.2
Interest cost (b)	2.9	0.3	5.9	1.5	8.8	1.8
Expected return on plan assets (b)	(3.0)	(0.1)	(8.2)	(2.4)	(11.2)	(2.5)
Settlement of plan (b)	—	—	—	(0.1)	—	(0.1)
Amortization of past service cost (b)	0.1	—	—	—	0.1	—
Amortization of net actuarial loss (b)	0.4	—	—	—	0.4	—
Amortization of regulatory asset/liability (b)	0.6	—	3.3	(0.1)	3.9	(0.1)
Net benefit cost (income) recognized	$4.9	$0.6	$4.6	$(0.3)	$9.5	$0.3

(a)         Recorded under the line item “Operating and administrative” expenses on the Consolidated Statement of Income.

(b)         Recorded under the line item “Other loss” on the Consolidated Statement of Income.

17.   INCOME TAXES

The effective income tax rates for the three and six months ended June 30, 2018 were approximately 9.9 percent and 19.1 percent, respectively (2017 — 43.8 percent and 33.5 percent, respectively). The decrease in the effective tax rate for the three and six months ended June 30, 2018 was mainly due to the decrease in the U.S. Federal tax rate from 35 percent to 21 percent. In addition, a lower amount of the transaction costs incurred on the pending WGL Acquisition was non-deductible in the first half of 2018 than in the first half of 2017. This was partially offset by an increase to the uncertain tax provision in the first quarter of 2018.

The effective tax rate for the three months ended June 30, 2018 decreased further due to tax recoveries on certain risk management contracts in the second quarter of 2018.

18.   SUPPLEMENTAL CASH FLOW INFORMATION

The following table details the changes in operating assets and liabilities from operating activities:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Source (use) of cash:
Accounts receivable	$96.1	$80.2	$130.2	$97.3
Inventory	(30.4)	(37.2)	38.6	53.1
Other current assets	3.3	6.3	10.5	13.0
Regulatory assets (current)	0.2	0.9	(0.4)	(0.1)
Accounts payable and accrued liabilities	(22.1)	(24.4)	(65.8)	(29.3)
Customer deposits	(0.3)	(0.2)	(11.0)	(13.0)
Regulatory liabilities (current)	14.1	(1.1)	11.3	(8.3)
Other current liabilities	2.7	6.5	(5.1)	2.9
Other operating assets and liabilities	(29.6)	(42.9)	(40.5)	(61.1)
Changes in operating assets and liabilities	$34.0	$(11.9)	$67.8	$54.5

The following cash payments have been included in the determination of earnings:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Interest paid (net of capitalized interest)	$41.8	$35.8	$82.5	$88.2
Income taxes paid	$9.4	$12.3	$21.0	$23.6

The following table is a reconciliation of cash and restricted cash balances:

As at June 30	2018	2017
Cash and cash equivalents	$783.8	$156.1
Restricted cash holdings from customers - current	4.0	3.9
Restricted cash holdings from customers - non-current	5.9	7.8
Cash, cash equivalents and restricted cash per consolidated statement of cash flow	$793.7	$167.8

19.   SEASONALITY

The utility business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales increase during the winter resulting in stronger first and fourth quarter results and weaker second and third quarter results.

The power generation at the run-of-river hydro-facilities Forrest Kerr, Volcano Creek, and McLymont Creek occurs substantially from mid second quarter through early fourth quarter, resulting in weaker results in the first and fourth quarters.

20.   SEGMENTED INFORMATION

AltaGas owns and operates a portfolio of assets and services used to move energy from the source to the end-user. The following describes the Corporation’s four reporting segments:

Gas	—	NGL processing and extraction plants;
	—	transmission pipelines to transport natural gas and NGL;
	—	natural gas gathering lines and field processing facilities;
	—	purchase and sale of natural gas, including to commercial and industrial users;
	—	natural gas storage facilities;
	—	liquefied petroleum gas (LPG) terminal currently under construction;
	—	natural gas and NGL marketing; and
	—	equity investment in Petrogas, a North American entity engaged in the marketing, storage and distribution of NGL, drilling fluids, crude oil and condensate diluents.

Power	—	natural gas-fired, wind, biomass and hydro power generation assets, whereby outputs are generally sold under long-term power purchase agreements, both operational and under development;
	—	energy storage; and
	—	sale of power to commercial and industrial users in Alberta.

Utilities	—	rate-regulated natural gas distribution assets in Michigan, Alaska, Alberta, British Columbia and Nova Scotia; and
	—	rate-regulated natural gas storage in Michigan and Alaska.

Corporate	—

the cost of providing corporate services, financing and general corporate overhead, investments in certain public and private entities, corporate assets, financing other segments and the effects of changes in the fair value of risk management contracts.

The following table provides a reconciliation of segment revenue to the disaggregated revenue table as disclosed under Note 11 of these unaudited condensed interim Consolidated Financial Statements:

	Three months ended June 30, 2018
	Gas	Power	Utilities	Corporate	Total
External revenue (note 11)	$247.4	$165.3	$211.2	$(14.1)	$609.8
Intersegment revenue	14.2	1.9	0.4	(0.1)	16.4
Segment revenue	$261.6	$167.2	$211.6	$(14.2)	$626.2

	Six months ended June 30, 2018
	Gas	Power	Utilities	Corporate	Total
External revenue (note 11)	$559.2	$311.1	$632.6	$(14.7)	$1,488.2
Intersegment revenue	73.5	3.8	1.3	—	78.6
Segment revenue	$632.7	$314.9	$633.9	$(14.7)	$1,566.8

The following tables show the composition by segment:

	Three months ended June 30, 2018
	Gas	Power	Utilities	Corporate	Intersegment Elimination(a)	Total
Segment revenue	$261.6	$167.2	$211.6	$(14.2)	$(16.4)	$609.8
Cost of sales	(165.2)	(68.7)	(105.3)	—	14.5	(324.7)
Operating and administrative	(49.4)	(25.7)	(59.5)	(13.8)	2.1	(146.3)
Accretion expenses	(1.0)	(1.6)	(0.1)	—	—	(2.7)
Depreciation and amortization	(19.1)	(29.5)	(20.7)	(3.6)	—	(72.9)
Income from equity investments	0.4	1.9	0.4	—	—	2.7
Other income (loss)	(6.0)	—	2.4	2.5	(0.2)	(1.3)
Foreign exchange gains	0.1	—	—	0.5	—	0.6
Interest expense	—	—	—	(42.9)	—	(42.9)
Income (loss) before income taxes	$21.4	$43.6	$28.8	$(71.5)	$—	$22.3
Net additions (reductions) to:
Property, plant and equipment(b)	$59.9	$8.9	$53.8	$0.9	$—	$123.5
Intangible assets	$1.5	$0.6	$0.8	$0.7	$—	$3.6

(a)         Intersegment transactions are recorded at market value.

(b)         Net additions to property, plant, and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statement of Cash flow due to classification of business acquisition and foreign exchange changes on U.S. assets.

	Six months ended June 30, 2018
	Gas	Power	Utilities	Corporate	Intersegment Elimination(a)	Total
Segment revenue	$632.7	$314.9	$633.9	$(14.7)	$(78.6)	$1,488.2
Cost of sales	(431.7)	(147.1)	(358.4)	—	74.6	(862.6)
Operating and administrative	(92.6)	(55.1)	(117.3)	(26.4)	4.3	(287.1)
Accretion expenses	(2.1)	(3.3)	(0.1)	—	—	(5.5)
Depreciation and amortization	(37.9)	(59.1)	(41.2)	(7.3)	—	(145.5)
Income from equity investments	9.6	2.5	0.7	—	—	12.8
Other income (loss)	(10.0)	—	3.8	(0.1)	(0.3)	(6.6)
Foreign exchange gains	—	—	—	0.6	—	0.6
Interest expense	—	—	—	(86.1)	—	(86.1)
Income (loss) before income taxes	$68.0	$52.8	$121.4	$(134.0)	$—	$108.2
Net additions (reductions) to:
Property, plant and equipment(b)	$106.5	$10.8	$71.1	$1.2	$—	$189.6
Intangible assets	$2.4	$0.6	$1.3	$1.6	$—	$5.9

(a)         Intersegment transactions are recorded at market value.

(b)         Net additions to property, plant, and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statement of Cash flow due to classification of business acquisition and foreign exchange changes on U.S. assets.

	Three months ended June 30, 2017
	Gas	Power	Utilities	Corporate	Intersegment Elimination(a)	Total
Segment revenue	$234.6	$151.3	$206.1	$(21.1)	$(32.1)	$538.8
Cost of sales	(151.0)	(52.0)	(98.5)	—	30.2	(271.3)
Operating and administrative	(44.8)	(23.7)	(56.0)	(13.6)	2.1	(136.0)
Accretion expenses	(1.0)	(1.7)	—	—	—	(2.7)
Depreciation and amortization	(16.7)	(30.8)	(21.0)	(2.2)	—	(70.7)
Provision on assets	—	(1.3)	—	—	—	(1.3)
Income from equity investments	1.6	0.9	0.5	—	—	3.0
Other income (loss)	(7.5)	0.8	2.6	1.6	(0.2)	(2.7)
Foreign exchange gains	—	—	—	1.1	—	1.1
Interest expense	—	—	—	(40.8)	—	(40.8)
Income (loss) before income taxes	$15.2	$43.5	$33.7	$(75.0)	$—	$17.4
Net additions (reductions) to:
Property, plant and equipment(b)	$88.4	5.2	30.5	0.4	—	$124.5
Intangible assets	$0.4	1.3	0.5	0.6	—	$2.8

(a)         Intersegment transactions are recorded at market value.

(b)         Net additions to property, plant, and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statement of Cash flow due to classification of business acquisition and foreign exchange changes on U.S. assets.

	Six months ended June 30, 2017
	Gas	Power	Utilities	Corporate	Intersegment Elimination(a)	Total
Segment revenue	$536.1	$283.5	$620.6	$(19.0)	$(111.2)	$1,310.0
Cost of sales	(355.1)	(113.8)	(343.5)	—	106.9	(705.5)
Operating and administrative	(86.6)	(46.9)	(112.2)	(54.6)	4.6	(295.7)
Accretion expenses	(2.0)	(3.5)	—	—	—	(5.5)
Depreciation and amortization	(33.2)	(61.6)	(41.7)	(5.6)	—	(142.1)
Provision on assets	—	(1.3)	—	—	—	(1.3)
Income from equity investments	12.7	3.2	1.2	—	—	17.1
Other income (loss)	(10.9)	0.8	3.2	2.0	(0.3)	(5.2)
Foreign exchange gains	—	—	—	1.4	—	1.4
Interest expense	—	—	—	(87.0)	—	(87.0)
Income (loss) before income taxes	$61.0	$60.4	$127.6	$(162.8)	$—	$86.2
Net additions (reductions) to:
Property, plant and equipment(b)	$66.9	$12.4	$46.9	$0.6	$—	$126.8
Intangible assets	$0.9	$1.4	$1.0	$1.6	$—	$4.9

(a)         Intersegment transactions are recorded at market value.

(b)         Net additions to property, plant, and equipment, and intangible assets may not agree to changes reflected in the Consolidated Statement of Cash flow due to classification of business acquisition and foreign exchange changes on U.S. assets.

The following table shows goodwill and total assets by segment:

	Gas	Power	Utilities	Corporate	Total
As at June 30, 2018
Goodwill	$152.6	$—	$691.8	$—	$844.4
Segmented assets	$3,172.5	$3,298.7	$3,420.3	$984.6	$10,876.1
As at December 31, 2017
Goodwill	$152.6	$—	$664.7	$—	$817.3
Segmented assets	$3,096.8	$3,192.5	$3,460.2	$282.7	$10,032.2

21.   SUBSEQUENT EVENTS

Subsequent events have been reviewed through July 31, 2018, the date on which these unaudited condensed interim Consolidated Financial Statements were issued.

Acquisition of WGL Holdings, Inc.

Following the receipt of all required federal and state regulatory approvals, on July 6, 2018 the Corporation acquired WGL for an aggregate purchase price of approximately $9.3 billion (US$7.1 billion), including the assumption of approximately $3.3 billion (US$2.5 billion) of debt and $41 million (US$31 million) of preferred shares.

Under the terms of the transaction, WGL shareholders received US$88.25 per common share. The net cash consideration was approximately $6.0 billion (US$4.6 billion). The WGL Acquisition was financed through net proceeds of approximately $2.3 billion from the sale of subscription receipts, draws on the fully committed acquisition credit facility of $3.0 billion and existing cash on hand. The draws on the acquisition credit facility included additional amounts for the payment of fees and regulatory commitments related to the WGL Acquisition. The sale of the subscription receipts was completed in the first quarter of 2017 and upon closing of the WGL Acquisition, the subscription receipts were exchanged into approximately 84.5 million common shares of AltaGas.

The WGL Acquisition is accounted for as a business combination using the acquisition method of accounting whereby the acquired assets and assumed liabilities are recorded at their estimated fair values at the date of acquisition. The excess of purchase price over estimated fair values of assets acquired and liabilities assumed is recognized as goodwill at the acquisition date.

The following table summarizes the preliminary purchase price allocation representing the consideration paid and the fair value of the net assets acquired as at July 6, 2018 using an exchange rate of 1.31 to convert U.S. dollars to Canadian dollars. The preliminary purchase price allocation reflects Management’s current best estimate of the fair value of WGL’s assets and liabilities based on the analysis of information obtained to date. As Management completes its analysis, the final purchase price allocation may differ materially from the preliminary purchase price allocation below.

Purchase consideration	$5,973

Fair value assigned to net assets
Current assets	$1,246
Property, plant and equipment	6,104
Intangible assets	571
Regulatory assets (including current portion)	423
Long-term investments	1,245
Other long-term assets	468
Current liabilities	(1,872)
Long-term debt	(2,551)
Preferred shares	(41)
Regulatory liabilities (including current portion)	(1,125)
Other long-term liabilities	(1,875)
Non-controlling interest	(9)
Fair value of net assets acquired	$2,584
Goodwill	$3,389

The fair value of property, plant and equipment was estimated using the valuation methodologies described in ASC 820, Fair Value Measurements and Disclosures, to value the property, plant and equipment purchased. The fair value of WGL’s rate regulated property, plant and equipment is determined using a market participant perspective, which is equal to the carrying amount. The preliminary fair values of the remaining non-regulated property, plant and equipment is determined using both the income and cost approaches and resulted in an estimated fair value decrease of approximately $86 million.

Long-term investments include WGL’s 55 percent equity investment in Meade Pipeline Co. LLC., a 10 percent equity interest in Mountain Valley Pipeline LLC, and a 30 percent equity interest in Stonewall Gas Gathering Systems LLC. The preliminary fair value of these investments has been determined using an income approach, resulting in an estimated fair value increase of approximately $297 million.

Intangible assets consist of customer relationships and various contracts relating to gas transportation capacity. The preliminary fair value of these assets is determined using an income approach, resulting in an estimated fair value of approximately $571 million.

The fair value of current assets and current liabilities approximate their carrying values due to their short-term nature.

The fair value of long-term debt was estimated based on the quoted market prices of the U.S. Treasury issues having a similar term to maturity, adjusted for the credit quality of the debt issuer, WGL or Washington Gas Light Company. This resulted in a fair value increase of approximately $87 million, with a corresponding regulatory offset.

Deferred income tax assets and liabilities have been applied on the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities.

The preliminary purchase price allocation includes goodwill of approximately $3.4 billion. The goodwill is primarily related to the investment in low risk, long-life rate regulated assets, opportunities to grow the gas midstream business, expanded access to capital and greater financial flexibility as a result of increased scale, and earnings diversification. The goodwill recognized as part of this transaction is not deductible for income tax purposes, and as such, no deferred taxes have been recorded related to this goodwill.

Pre-tax acquisition expenses for the three and six months ended June 30, 2018 of approximately $6.7 million and $16.6 million, respectively, were incurred and included in the Consolidated Statement of Income (2017 - $5.3 million and $40.8 million, respectively). AltaGas expects to recognize additional acquisition-related expenses in the third quarter of 2018 predominantly related to the fulfilment of various regulatory commitments.

Following the WGL Acquisition, AltaGas will consolidate WGL. The following supplemental unaudited, pro forma consolidated financial information for the three and six months ended June 30, 2018 and 2017 gives effect to the WGL Acquisition as if it had closed on January 1, 2017. This pro forma information is presented for information purposes only and does not purport to be indicative of the results that would have occurred had the WGL Acquisition taken place at the beginning of 2017, nor is it indicative of the results that may be expected in future periods.

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Pro forma revenue	$1,156	$1,192	$3,162	$3,088
Pro forma net income (loss) after taxes	$(71)	$18	$157	$252

Pro forma revenue excludes the gains and losses on foreign exchange contracts used to mitigate the foreign exchange risks associated with the cash purchase price of WGL on the basis that the gains and losses are directly incremental to the WGL Acquisition and are non-recurring in nature. These adjustments decreased pro forma revenue by $1 million and $nil, respectively, for the three and six months ended June 30, 2018, and increased pro forma revenue by $16 million and $22 million, respectively, for the three and six months ended June 30, 2017.

Pro forma net income (loss) after taxes excludes all non-recurring acquisition-related expenses incurred by AltaGas and WGL and AltaGas’ realized and unrealized gains and losses on foreign exchange contracts entered into to mitigate the foreign exchange risk associated with the WGL Acquisition. Pro forma net income after taxes was also adjusted for financing costs associated with the bridge facility for the WGL Acquisition, and amortization of fair value adjustments relating to property, plant and equipment, intangible assets, and other long-term investments as well as tax impacts of all the previously noted adjustments. For the three and six month periods ended June 30, 2018, the total after-tax pro forma adjustments reduced net income (loss) after taxes by $20 million and $28 million, respectively. For the three and six months ended June 30, 2017, the total after-tax pro forma adjustments increased net income (loss) after taxes by $3 million and $31 million, respectively.

Commitments and Contingencies

In connection with the WGL Acquisition, AltaGas and WGL have made commitments totaling approximately US$150.0 million related to the terms of the Public Service Commission of the District of Columbia settlement agreement and the conditions of approval from the Maryland Public Service Commission and the Commonwealth of Virginia State Corporation Commission. These commitments include US$56.4 million in rate credits distributable to both residential and non-residential customers, gas expansion and other programs in Maryland counties of approximately US$57.1 million, various public interest commitments totaling approximately US$33.3 million, safety programs of approximately US$2.8 million, and a renewable natural gas study of approximately US$0.4 million.

AltaGas also expects to make payments of approximately US$13 million for retention payments to senior executives and severance costs related to the retirement of senior executives following the WGL Acquisition, with the potential for additional payments in the future.

As a result of the WGL Acquisition, AltaGas has the following additional contingencies:

Antero Contract

Washington Gas and WGL Midstream contracted in June 2014 with Antero Resources Corporation (Antero) to buy gas from Antero at invoiced prices based on an index, and at a delivery point, specified in the contracts. Since deliveries began, however, the index price paid has been more than the fair market value at the same physical delivery point, resulting in losses within WGL entities of approximately US$29.6 million to the end of June 2018. Accordingly, Washington Gas and WGL Midstream notified Antero that it sought to apply a provision of the contracts that would permit a new index to be established. Antero objected, claiming that the contract provisions permitting re-pricing did not apply, unless Antero itself chose to sell gas at cheaper prices at the delivery point (which Antero claimed it had not). The dispute was arbitrated in January 2017, and the arbitral tribunal ruled in favor of Antero on the applicability of the re-pricing mechanism. However, the tribunal ruled that it lacked authority to determine whether Antero was in breach of its obligation to deliver gas to Washington Gas and WGL Midstream at a point where they could obtain the higher pricing. Accordingly, Washington Gas and WGL Midstream filed suit in state court in Colorado for a determination of this issue. The state court granted Antero’s motion to dismiss the case and the case is currently on appeal.

Separately, Antero has initiated suit against Washington Gas and WGL Midstream, claiming that they have failed to purchase specified daily quantities of gas and seeking alleged cover damages exceeding US$100 million as of April 4, 2018 according to Antero’s complaint. Washington Gas and WGL Midstream oppose both the validity and amount of Antero’s claim. WGL believes the probability that Antero could succeed in collecting these penalties is remote. In December 2017, WGL Midstream amended its purchase contract with Antero and, effective February 1, 2018, is no longer obligated to purchase gas at the delivery point that is the subject of these disputes.

Silver Spring, Maryland Incident

In August 2016, there was an explosion and fire at an apartment complex on Arliss Street in Silver Spring, Maryland, the cause of which has not been determined. Washington Gas continues to support the investigation by the National Transportation and Safety Board (NTSB) and additional information will be made available by the NTSB at the appropriate time. A total of 40 civil actions related to the incident have been filed against WGL and Washington Gas in the Circuit Court for Montgomery County,

Maryland. All of these suits seek unspecified damages for personal injury and/or property damage. An initial class action suit filed against WGL and Washington Gas was amended to assert property damage and loss of use claims. WGL maintains excess liability insurance coverage from highly-rated insurers, subject to a nominal self-insured retention and expects this coverage will be sufficient to cover any significant liability to it that may result from this incident. Washington Gas was invited by the NTSB to be a party to the investigation and in that capacity, continues to work closely with the NTSB to help determine the cause of this incident.

Supplementary Quarterly Operating Information

(unaudited)

	Q2-18	Q1-18	Q4-17	Q3-17	Q2-17
OPERATING HIGHLIGHTS
GAS
Total inlet gas processed (Mmcf/d)(1)	1,227	1,553	1,424	1,322	1,300
Extraction volumes (Bbls/d)(1)(2)	49,728	74,786	68,306	64,026	58,885
Frac spread - realized ($/Bbl)(1)(3)	14.98	19.01	18.02	14.96	9.06
Frac spread - average spot price ($/Bbl)(1)(4)	22.19	22.25	30.66	21.28	10.98
POWER
Renewable power sold (GWh)	504	126	301	681	499
Conventional power sold (GWh)	642	842	1,059	992	409
Renewable capacity factor (%)	51.7	8.1	27.5	70.3	50.7
Contracted conventional availability factor (%)(5)	97.7	94.5	96.3	99.6	99.9
UTILITIES
Canadian utilities
Natural gas deliveries - end-use (PJ)(6)	5.6	14.1	11.2	3.7	4.8
Natural gas deliveries - transportation (PJ)(6)	1.4	1.8	1.6	1.3	1.5
U.S. utilities
Natural gas deliveries end use (Bcf) (6)	12.0	31.0	24.3	5.9	10.3
Natural gas deliveries transportation (Bcf)(6)	10.9	13.4	14.2	10.9	11.5
Service sites(7)	580,526	582,871	581,518	575,602	575,084
Degree day variance from normal - AUI (%)(8)	3.9	10.2	4.0	(16.9)	(7.4)
Degree day variance from normal - Heritage Gas (%)(8)	6.7	(8.1)	(4.6)	(20.4)	(4.3)
Degree day variance from normal - SEMCO Gas (%)(9)	14.8	3.0	4.8	5.7	(8.4)
Degree day variance from normal - ENSTAR (%)(9)	(6.1)	(1.7)	(8.3)	(16.6)	(5.4)

(1)    Average for the period.

(2)    Includes Harmattan NGL processed on behalf of customers.

(3)    Realized frac spread or NGL margin, expressed in dollars per barrel of NGL, is derived from sales recorded by the segment during the period for frac exposed volumes plus the settlement value of frac hedges settled in the period less extraction premiums, divided by the total frac exposed volumes produced during the period.

(4)    Average spot frac spread or NGL margin, expressed in dollars per barrel of NGL, is indicative of the average sales price that AltaGas receives for propane, butane and condensate less extraction premiums, before accounting for hedges, divided by the respective frac exposed volumes for the period.

(5)    Calculated as the availability factor contracted under long-term tolling arrangements adjusted for occasions where partial or excess capacity payments have been added or deducted.

(6)    Petajoule (PJ) is one million gigajoules (GJ). Bcf is one billion cubic feet.

(7)    Service sites reflect all of the service sites of AUI, PNG, Heritage Gas, and U.S. Utilities, including transportation and non-regulated business lines.

(8)    A degree day for AUI and Heritage Gas is the cumulative extent to which the daily mean temperature falls below 15 degrees Celsius at AUI and 18 degrees Celsius at Heritage Gas. Normal degree days are based on a 20-year rolling average. Positive variances from normal lead to increased delivery volumes from normal expectations. Degree day variances do not materially affect the results of PNG as the British Columbia Utilities Commission (BCUC) has approved a rate stabilization mechanism for its residential and small commercial customers.

(9)    A degree day for U.S. Utilities is a measure of coldness, determined daily as the number of degrees the average temperature during the day in question is below 65 degrees Fahrenheit. Degree days for a particular period are determined by adding the degree days incurred during each day of the period. Normal degree days for a particular period are the average of degree days during the prior 15 years for SEMCO Energy Gas Company and during the prior 10 years for ENSTAR.

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour
MMBTU	million British thermal unit
PJ	petajoule
US$	United States dollar

ABOUT ALTAGAS

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. The Corporation creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

For further information contact:

Investment Community

1-877-691-7199

investor.relations@altagas.ca